News Release 19-24

December 20, 2019

SSR MINING FILES EARLY WARNING REPORT RELATED TO THE SALE
OF THE DIABLILLOS AND M-18 PROJECTS

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) announces today that on December 19, 2019 it received an additional 24,160,385 common shares (the “AbraPlata Shares”) of AbraPlata Resource Corp. (“AbraPlata”) and C$200,000 cash payment in connection with the Plan of Arrangement (the “Arrangement”) between AbraPlata and Aethon Minerals Corporation, as consideration for our agreement to amend our purchase and sale agreement in respect of the sale of the Diablillos and M-18 projects.

The sale of the Diablillos and M-18 projects was previously announced in our news release dated September 19, 2016. This transaction demonstrates our continued focus on maximizing the value of our project portfolio.

As of the date of the Arrangement, SSR Mining holds an aggregate of 39,616,989 AbraPlata shares.

The early warning report pursuant to National Instrument 62-103 – The Early Warning System and Related Take Over Bid and Insider Reporting Issues, containing further disclosure in respect of the acquisition of the AbraPlata Shares and the foregoing matters, will be filed and available for viewing on AbraPlata’s SEDAR profile at www.sedar.com.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to our intentions with respect to the AbraPlata Shares we presently hold, any future acquisitions or dispositions of AbraPlata Shares by us or our affiliates, and the facts which may affect any decisions to pursue any such acquisitions or dispositions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 2